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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E. Washington, D.C. 20549

Attention:	Sergio Chinos
Sherry Haywood
Jeff Gordon
Kevin Stertzel

Re:	FIGS, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted on April 21, 2021
CIK No. 0001846576

Ladies and Gentlemen:

On behalf of our client, FIGS, Inc. (the “Company”), we are providing this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated May 5, 2021 (the “Comment Letter”), regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on April 21, 2021 (“Amendment No. 2 to DRS”).

The Company is concurrently filing the Company’s Registration Statement on Form S-1 (“Registration Statement”), which reflects certain revisions to Amendment No. 2 to DRS in response to the Comment Letter as well as certain other changes. For your convenience, we are also providing by overnight delivery a courtesy package that includes copies of the Registration Statement, marked to show changes to Amendment No. 2 to DRS, as well as copies of this letter.

May 5, 2021

The numbered paragraphs in italics below set forth the Staff’s comments contained in the Comment Letter together with the response thereto. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

General

1.	We note that you commissioned a research study conducted by Frost & Sullivan. Please provide the consent of Frost & Sullivan in accordance with Rule 436 of the Securities Act.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has filed the consent of Frost & Sullivan as an exhibit to the Registration Statement.

2.	Please move the Letter from the Co-Founders & Co-CEOs from the forepart of your prospectus to somewhere in the prospectus after the risk factor section.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has moved the Letter from the Co-Founders & Co-CEOs to page 91 of the Registration Statement.

* * *

May 5, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	Heather Hasson, Co-Chief Executive Officer, FIGS, Inc.

Trina Spear, Co-Chief Executive Officer, FIGS, Inc.

Jeffrey Lawrence, Chief Financial Officer, FIGS, Inc.

Ian Schuman, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Young, Cooley LLP